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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark one)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required, Effective October 7, 1996]

For the fiscal year ended December 31, 2001

OR

[_] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

                          Commission file number 1-7562

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                    GapShare

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  The Gap, Inc.
                                Two Folsom Street
                             San Francisco, CA 94105

                              REQUIRED INFORMATION

      1. Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000 and Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 2001 and 2000 and supplemental schedule are contained in Exhibit 99.1 to this Annual Report.

      2. Consent of Deloitte & Touche LLP, Independent Auditors, is contained in Exhibit 99.2 to this Annual Report.

                 The Exhibit Index is located on Page 3 hereof.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             GapShare

Date: June 27, 2002                          /s/ ANNE B. GUST
                                             ----------------
                                             Anne B. Gust
                                             Executive Vice President and
                                               Chief Administrative Officer

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                                  Exhibit Index

99.1 Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000 and Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 2001 and 2000 and supplemental schedule

99.2     Consent of Deloitte & Touche LLP, Independent Auditors

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